Conceptus, Inc.

331 East Evelyn Avenue

Mountain View, CA 94041

May 25, 2011

VIA EDGAR and FACSIMILE: (703) 813-6985

Mr. Brian Cascio

Ms. Kristin Lochhead

Mr. Gary Todd

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mailstop 3030

Washington, D.C. 20549-6010

Re:	Conceptus, Inc.
Form	10-K for the fiscal year ended December 31, 2010
Filed	March 15, 2011
Form	8-K dated February 24, 2011
File	No. 000-27596

Dear Messrs. Cascio and Todd and Ms. Lochhead:

We are writing to you (the “Staff”) in regards to your letter dated April 28, 2011, in which the Staff provided comments related to the above-referenced filings of Conceptus, Inc. (“we” or the “Company”). For ease of review, we have set forth below each comment of your letter and the Company’s response thereto.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 35

Income Taxes, page 37

1.	With a view toward disclosure in future filings, please tell us any material assumptions underlying management’s determination that the deferred tax asset will be realized. If the asset’s realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions, a description of these assumed future events, quantified to the extent practicable, should be furnished in MD&A in future filings.

Response: We hereby advise the Staff that the realization of our deferred tax asset is not dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions.

In the process of conducting the quantitative and qualitative analysis of all the positive and negative evidence, we gave significant weight to the achievement of three years of cumulative profitability and our current projections for ongoing profits. As a result, we concluded that the positive evidence outweighed the negative evidence and that it was more likely than not that we would realize the deferred tax assets.

We assumed the deferred tax asset realization using growth rates based on historical profitability of the Company and gross margins at or above 80% when preparing our continued positive earnings projections in the future. These projected earnings more than offset the remaining federal deferred tax asset. We did not give any reliance to material changes in the business; nor did we rely on any tax planning strategies or other non-routine transactions as a source of taxable income.

Also, our federal net operating loss carryforwards (“NOLs”) will expire through 2030 with the vast majority of the NOLs not beginning to expire until 2018. Based upon our forecast, we believe we will have sufficient taxable income to realize the remaining federal deferred tax assets prior to their expiration. As noted in our Form 10-K, a portion of our remaining valuation allowance as of December 31, 2010 relates to California NOLs that are projected to expire prior to utilization.

We undertake to the Staff that if any future events occur that materially affect the assumptions underlying our determination that we will realize the deferred tax assets, we will disclose such changes in future filings.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, 2010 results compared to 2009, page 41

2.	We see that during 2010, selling general and administrative expenses increased in dollar amount as well as a percentage of revenues. In addition, it appears that this increase resulted in a decline in your operating profit from 2009 to 2010. In your response and in future filings, please elaborate on the contributors to the increased SG&A expense. For example, please quantify each factor listed your discussion of the increase and explain the nature of the $6.9 million increase in “personnel and legal fees.” As a related matter, to the extent material in future filings, please discuss the changes in operating profit from one period to the next. Please refer to Item 303 (A)(3) of Regulation S-K.

Response: In future filings, we undertake to the Staff that we will provide a more elaborate discussion of the contributors to changes in our operating expenses, including, when possible, a quantification of each factor listed in the discussion. Additionally, the Company will discuss, to the extent material any changes in operating profit from one period to the next.

In response to the Staff’s comment regarding a quantification of each factor listed in the Company’s discussion of the increase and nature of the $6.9 million in personnel and legal fees, we advise the Staff the following components comprised the $6.9 million increase:

	For the year ended December 31,
	2010	2009	Change
Legal Fees	$7,239,864	$585,730	$6,654,135
Other	$689,521	$433,013	$256,508

Total	$7,929,385	$1,018,743	$6,910,642

Of the $6.7 million increase in legal fees, $6.3 million was related to the Hologic legal proceedings described in Note 14 to the Company’s Form 10-K and $0.4 million was related to general operating legal fee increases. The $256,508 of other increases was related to a $17,001 increase in trademark legal fees and the remaining $239,507 was related to an increase in license fees.

Additionally, regarding the quantification of each factor listed in the Company’s discussion of the increase of the $4.0 million primarily due to the expansion of the U.S. field sales forces relating to payroll items, stock compensation, consulting and recruiting expenses, we advise the Staff the following components comprised the $4.0 million increase.

	For the year ended
	December 31,
	2010	2009	Change
Payroll Related Expenses	$42,017,903	$40,020,943	$1,996,960
Recruiting and Relocation Expenses	$1,083,548	$638,696	$444,852
Stock Compensation Expenses	$6,802,526	$6,003,077	$799,450
Consulting and Temporary help Expenses	$7,716,794	$6,987,543	$729,251

Total	$57,620,772	$53,650,259	$3,970,513

We further advise the staff that the Company’s SG&A headcount increased by 12% in 2010 as compared to 2009 as the Company shifted operating expenses away from more expensive advertising costs to sales personnel costs in the second half of 2010.

Form 8-K dated February 24, 2011

Exhibit 99.1

3.	We see that you present a non-GAAP measure of EBITDA, further adjusted for stock-based compensation. Both EBITDA and adjusted EBITDA are non-GAAP financial measures. Accordingly, in future earnings releases please label the non-GAAP measure as “adjusted EBITDA” or some other appropriate term to distinguish your measure from conventionally determined EBITDA. As a related matter, your measure of adjusted EBITDA should be reconciled from net income or loss, as opposed to operating earnings. Please refer to Compliance and Disclosure Interpretations 103.1 and 103.2

Response: We hereby undertake to the Staff that we will label the non-GAAP financial measures as requested and will provide reconciliations to the most-directly related GAAP financial measure in accordance with Staff Compliance and Disclosure Interpretations 103.1 and 103.2. We respectfully note to the Staff that in our earnings release filed as an exhibit to our Item 2.02 Form 8-K filed with the Commission on May 10, 2011, we labeled the non-GAAP measure as “adjusted EBITDA” and reconciled adjusted EBITDA to net loss.

* * *

In connection with the Company’s responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (650) 962-4039, by fax at (650) 691-4724 or by email at Greg_Lichtwardt@conceptus.com should you have further questions.

Sincerely,

CONCEPTUS, INC.

/s/ Gregory E. Lichtwardt
Gregory E. Lichtwardt

Executive Vice President, Treasurer and

Chief Financial Officer